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18004855

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 2018 Washington DC 408

SEC FILE NUMBER
8-69570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIQUIDITY EDGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 WEST 42ND STREET, 8th FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

RMS

OATH OR AFFIRMATION

I, David Rutter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIQUIDITY EDGE, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN D CARROLL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02CA6141911
Qualified in Richmond County
My Commission Expires May 14, 2018

Notary Public Lauren D. Carroll
Feb. 26, 2018

D Rutter
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LiquidityEdge LLC and Subsidiary

Report on Audit of Consolidated Financial Statements
and Supplementary Information

December 31, 2017

Contents
As of and for the year ended December 31, 2017

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LiquidityEdge, LLC and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of LiquidityEdge, LLC and Subsidiary (the "Company"), as of December 31, 2017, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations, changes in members' equity and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information, contained in Schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

February 26, 2018

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 624,966
Due from clearing firm	4,781,478
Accounts receivable	549,779
Prepaid expenses	40,053
Property and equipment, net of accumulated depreciation of $30,521	40,756
Due from affiliate	128,768
TOTAL ASSETS	$ 6,165,800
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Accounts payable	$ 343,801
Accrued expenses	165,550
TOTAL LIABILITIES	509,351
MEMBERS' EQUITY	5,656,449
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,165,800

The accompanying notes are an integral part of these consolidated financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Operations
For the Year Ended December 31, 2017

REVENUE:	
Commission income	$ 2,302,412
Other income	20,386
Interest income	5,498
Total revenue	2,328,296
OPERATING EXPENSES:	
Salaries, commissions and related costs	1,336,163
Commission and clearance expense	1,163,700
Professional fees	623,343
Travel and entertainment	179,434
Insurance	140,030
Data services and communications	94,659
Marketing	83,632
Rent	80,637
Developmental costs	57,250
Dues and subscriptions	40,022
Regulatory fees	23,208
Depreciation	13,782
Office and other	31,958
Total expenses	3,867,818
NET LOSS	$ (1,539,522)

The accompanying notes are an integral part of these consolidated financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

MEMBERS' EQUITY, January 1, 2017	$ 5,495,971
Capital contributions	1,700,000
Net loss	(1,539,522)
MEMBERS' EQUITY, December 31, 2017	$ 5,656,449

The accompanying notes are an integral part of these consolidated financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,539,522)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation expense	13,782
Changes in operating asssets and liabilities	
Increase in due from clearing firm	(4,772,412)
Increase in accounts receivable	(402,618)
Increase in due from affiliate	(105,995)
Decrease in securities held, at market value	4,994,623
Increase in prepaid expenses	(4,230)
Increase in accounts payable	343,801
Decrease in accrued expenses	(3,062)
NET CASH USED IN OPERATING ACTIVITIES	(1,475,633)
CASH PROVIDED BY FINANCING ACTIVITIES:	
Capital contributions	1,700,000
NET INCREASE IN CASH	224,367
CASH AT BEGINNING OF YEAR	400,599
CASH AT END OF YEAR	$ 624,966

The accompanying notes are an integral part of these consolidated financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

1. Organization and Nature of Business

LiquidityEdge LLC (the "Company" or "Parent") is incorporated in the state of Delaware and is a non-introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). LiquidityEdge LLC owns 100% of LiquidityEdge UK Ltd. (the "Subsidiary"). Collectively, the Company is majority owned by RF7, LLC (the "Member"), formerly known as R3CEV, LLC. The Company is a user defined U.S. Treasury trading market place. The platform used by the Company facilitates fully disclosed relationship based trading. The Company received approval of the regulatory authorities in June 2015 and began processing transactions in November 2015.

2. Summary of Significant Accounting Policies

a) Basis of Presentation and Principals of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts of the Subsidiary. All significant intercompany transactions and account balances have been eliminated in consolidation.

b) Cash and Cash Equivalents and Concentrations of Credit Risk

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

c) Revenue Recognition

Commission income and related expenses are recorded on a trade date basis.

d) Income Taxes

The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the members in their respective returns. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated financial statements.

The Company is subject to New York City Unincorporated Business Tax ("UBT"). For the calendar year 2017, the statutory tax rate for NYC UBT is 4% on taxable income allocated to New York City. The Company has sustained recurring losses, which results in no UBT due for the year ended December 31, 2017, however, it does result in a cumulative deferred tax asset amounting to approximately $85,000 as of December 31, 2017. A valuation allowance has been established offsetting the total deferred tax asset as the ultimate realization of these benefits is uncertain. This deferred tax asset will be recognized as an offset to UBT liabilities incurred in the future, should the Company generate a profit. The NOL expires in 2037. There are no other significant book to tax differences that would generate a deferred tax asset.

The Company also generated revenues in the state of Illinois. For the calendar year 2017, the statutory tax rate for Illinois Replacement Tax is 1.5% on taxable income allocated to Illinois. Recurring losses have resulted in no balance due for Illinois Replacement Tax, however, it does result in a cumulative deferred tax asset amounting to approximately $40,000 as of December 31, 2017

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the consolidated financial statements. The Company commenced operations in 2014 and, therefore, the Company believes all of its returns are still subject to examination by the taxing authorities.

There were no interest or penalties recognized in the Consolidated Statement of Operations for the year ended December 31, 2017.

e) Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and betterments which extend the life of the assets are capitalized. Depreciation on computer software is calculated on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life. Office equipment is amortized on a straight-line basis using an estimated useful life of five years. Repairs and maintenance items are expensed as incurred. Gains and losses on the retirement or disposal of assets is included in the consolidated statement of operations in the year of disposal.

Property and equipment consisted of the following as of December 31, 2017:

Computer software	$ 28,747
Leasehold improvements	21,821
Office equipment	20,709
	71,277
Less: Accumulated depreciation	30,521
Property and equipment, net	$ 40,756

Depreciation expense for the year ended December 31, 2017 was $13,782.

f) Use of Estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Accounts Receivable and Allowance for Doubtful Accounts
The Company grants credit to customers, substantially all of whom are banks and other financial companies. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. The estimated losses are based on historical collection experience coupled with review of the current status of existing receivables. No allowance for doubtful accounts was considered necessary at December 31, 2017.

3. Valuation of Investments in Securities, at Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

3. Valuation of Investments in Securities, at Fair Value (continued)
The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

As of December 31, 2017, the Company did not possess any investment in securities.

4. Clearing Deposit and Due From Clearing Firm
The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. The Company clears securities transactions through its clearing broker. Receivables due to or from its clearing brokers are reconciled monthly and paid in the subsequent month. The Company is required to keep a deposit of $5,000,000 at all times. As of December 31, 2017 the clearing firm balance was $4,781,478, which was comprised of cash only.

5. Commitments & Leases
The Company pays the Member rent for corporate office space and two corporate apartments based upon the expense sharing agreement noted in Note 13 below. The office is allocated based upon actual headcount and the corporate apartment rent is allocated based upon out-of-town usage and is to be reviewed quarterly. Under the current expense sharing agreement for the year ended December 31, 2017, the Company is responsible for paying its proportionate share of the rent for the corporate office and for the corporate apartment. The lease for the office space expires in November 2020 and the leases for the corporate apartments expired in October 2017 and November 2017, respectively. In addition, there is a service agreement for office space in London for the Subsidiary. This is on a month-to-month basis. The total rent expense for the year ended December 31, 2017 is $80,637. No leases are physically held in the name of the Company.

6. Off Balance Sheet Credit Risk
All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying consolidated financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2017, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

8. Liquidity Risk

As shown in the accompanying consolidated financial statements, the Company incurred a net loss of $1,539,522 during the year ended December 31, 2017. As of December 31, 2017, the Company's available non-subsidiary cash was $559,098 and liabilities were $509,351. Management has evaluated these conditions and determined that since the Company has historically relied on its Member to meet its cash flow requirements (through cash advances, capital infusions, and /or forgiveness of intercompany debt), this is sufficient to alleviate the uncertainty created by these conditions. In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company's support from its Member is sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these consolidated financial statements or the occurrence of sufficient future revenue transactions.

9. Significant Customer

At December 31, 2017 and for the year then ended, 46% of gross revenues were derived from one customer and 71% were derived from five customers. No other customer derived more than 5% of gross revenues earned. Receivables as of December 31, 2017 were derived 30% from one customer and 76% from six customers.

10. Trading Platform

The Company utilizes a third party trading platform to facilitate the execution of customer orders. The Company's trading platform is GovEx, supported by State Street Corporation ("State Street"). Under an agreement, the Company agrees to white label GovEx and offer the platform to its clients ("Clients"). The Company can resell to another party to white label ("Client Branded Platform"). The Company relies on State Street to provide technical support and updates for GovEx. The Company could be negatively impacted should State Street cease providing these technical support and updates. The Company has entered into a revenue sharing agreement with GovEx, which is tiered based upon aggregate revenues.

11. Foreign Exchange Gain (Loss) Policy

The Subsidiary's local currency is the British Pound. The Company accounts for the foreign exchange gain or loss from translation adjustments in accordance with ASC 830, Foreign Currency Matters. The Company has determined the functional currency of the Subsidiary is the US Dollar. This is because the operations of the Subsidiary are primarily a direct and integral component or extension of the Parent's operations. Financing is primarily obtained from the Parent and, therefore, day-to-day operations are dependent on the economic environment of the Parent's currency, (the US Dollar). Changes in the Subsidiary directly impact the cash flows of the Parent. The gain on foreign currency translation amounted to $12,574 and is included in other income on the consolidated statement of operations.

12. Related Party Transactions

The Company has entered into an expense sharing agreement with the Member of the Company. The terms of the expense sharing agreement are that any expenses paid on behalf of the Company and the Subsidiary, such as salaries, rent and other various operating expenses are to be repaid to the Member at cost. Cash paid for services provided on behalf of the Company was $783,141 for the year ended December 31, 2017. Of the amounts included in accounts payable as of December 31, 2017, $161,495 is payable to the Member and its affiliates.

13. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in the Firm's first year of operations). At December 31, 2017, the Company had net capital of $5,186,228, which was $5,152,271 in excess of its required net capital of $33,957. The Company's aggregate indebtedness to net capital ratio was 9.82%. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

14. Recent Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company has evaluated the effect that the update will have on its consolidated financial statements and has determined that there will be no significant financial impact.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

SCHEDULE I

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	5,656,449
DEDUCTIONS AND/OR CHARGES:		
Aged receivables		(194,776)
Property and equipment		(40,756)
Cash in foreign subsidiary		(65,868)
Due from affiliate		(128,768)
Prepaid expenses		(40,053)
NET CAPITAL	$	5,186,228
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	509,351
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required (greater of $5,000 or 6 2/3% aggregate indebtedness)	$	33,957
Excess net capital	$	5,152,271
Percentage of aggregate indebtedness to net capital		9.82%

There are no material differences between then audited computation of net capital computed above and the corresponding schedule included in the Company's unaudited December 31, 2017 Part IIA FOCUS filing amended February 14, 2018.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
LiquidityEdge, LLC and Subsidiary

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) LiquidityEdge, LLC and Subsidiary (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 26, 2018

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

LIQUIDITY EDGE

+1 646 630 7420 • contact@liquidityedge.trade • www.liquidityedge.trade
11 West 42nd Street, 8th Floor, New York, NY 10036

Liquidity Edge, LLC
Exemption Report
As of And For The Year Ended
December 31, 2017

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Liquidity Edge, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, DAVID RUTTER, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature]

Title: Principal

Date: 02/26/2018.